UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

(Offeror)

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 843-0710

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,228,220.48	$10,062.10

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by adding the sum of (i) 39,816,974 shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc. issued and outstanding, multiplied by the offer price of $2.20 per Share; (ii) 1,719,814 Shares issuable pursuant to outstanding restricted share unit awards and performance share unit awards of Synacor, Inc., multiplied by the offer price of $2.20 per Share; and (iii) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $2.20 per Share, multiplied by $0.46, representing the difference between the offer price of $2.20 per Share and the $1.74 weighted average exercise price for such stock options. The foregoing Share figures have been provided by Synacor, Inc. and are as of February 26, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued on August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase for cash all outstanding shares of common stock of Synacor, Inc., a Delaware corporation (“Synacor”), par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company is Synacor, Inc., a Delaware corporation. Synacor’s principal executive offices are located at 40 La Riviere Drive, Suite 300, Buffalo, New York, 14202. Synacor’s telephone number is (716) 853-1362.

(b) The information set forth in the “Summary Term Sheet” and in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

This Schedule TO is filed by Purchaser, Parent, SY Holding Corporation, a Delaware corporation (“HoldCo”), and Centre Lane Partners V, L.P., a Delaware limited partnership (“CLP Fund V”). The information set forth in the “Summary Term Sheet,” Section 9, entitled “Certain Information Concerning Parent and Purchaser,” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Synacor,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Synacor,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning Parent and Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Synacor,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Parent and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters; Regulatory Approval; Litigation,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 15, entitled “Certain Legal Matters; Regulatory Approvals; Litigation,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of March 3, 2021.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Form of Summary Advertisement published in the New York Times on March 3, 2021.

(a)(1)(G)	Press Release issued by Synacor, Inc. on February 11, 2021 (incorporated by reference to Exhibit 99.1 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2021, by and among Synacor, Inc., CLP SY Holding, LLC and SY Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(d)(2)	Form of Tender and Support Agreement, dated as of February 10, 2021, by and among SY Holding Corporation, SY Merger Sub Corporation, and certain stockholders of Synacor, Inc (incorporated by reference to Exhibit 99.2 to the Second Current Report on Form 8-K filed by Synacor, Inc. with the Securities and Exchange Commission on February 11, 2021).

(d)(3)	Equity Commitment Letter, dated as of February 10, 2021, by and among Centre Lane Partners V, L.P., CLP SY Holding, LLC and SY Merger Sub Corporation.

(d)(4)	Confidentiality Agreement, dated as of September 8, 2020, by and between Centre Lane Partners, LLC and Synacor, Inc.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2021

SY MERGER SUB CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

SY HOLDING CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CLP SY HOLDING, LLC

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CENTRE LANE PARTNERS V, L.P.

By: Centre Lane Partners V GP, LLC Its: General Partner

By:	/s/ Quinn Morgan
Name:	Quinn Morgan
Title:	Authorized Signatory